UNITED STATES
		SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549

			  SCHEDULE 13G

	     Under the Securities Exchange Act of 1934
			(Amendment No. )*


		     Jacksonville Bancorp, Inc.
	-------------------------------------------------------
			(Name of Issuer)


		   Common Stock, $.01 par value
	-------------------------------------------------------
		  (Title of Class of Securities)


			   469249 10 6
	-------------------------------------------------------
			(CUSIP Number)


			February 12, 2002
	-------------------------------------------------------
	(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ X ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. I.R.S. ID Nos. of Above Persons
   (Entities Only)

	R.C. Mills

2. Check the Appropriate Box if a Member of a Group (See
   Instructions)

	[ ] a
	[x] b

3. SEC Use Only

4. Citizenship or Place of Organization

	USA

				5.	Sole Voting Power

Number of Shares			87,393
Beneficially Owned			--------------------
By Each Reporting		6.	Shared Voting Power
Person With
					-0-
					--------------------
				7. 	Sole Dispositive Power

					-0-
					--------------------
				8. 	Shared Dispositive Power

					-0-
					---------------------

9. Aggregate Amount Beneficially Owned by Each Reporting
   Person

	87,393
	-----------------------

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares (See Instructions)

	[  ]

11. Percent of Class Represented by Amount in Row (9)

	5.8981%
	----------------------

12. Type of Reporting Person

	IN

Item 1.

(a) 	Name of Issuer

	Jacksonville Bancorp, Inc.

(b) 	Address of Issuer's Principal Executive Offices

	76 S. Laura Street
	Suite 104
	Jacksonville, Florida  32202

Item 2.

(a) 	Name of Person Filing

	This Schedule 13G is filed by those persons named in Item 1 of page 2 above, to which reference is hereby made.

(b) 	Address of Principal Business Office or, if none, Residence

	160 Plantation Circle South
	Ponte Vedra Beach, Florida  32082

(c) 	Citizenship

	See Item 4 of page 2 above, to which reference is hereby made.

(d) 	Title of Class of Securities

	Common Stock, $.01 par value per share

(e) 	CUSIP Number

	469249 10 6


Item 3.   If this Statement is filed pursuant to Section
240.13d-1(b) or Section 240.13d-2(b) or (c), check whether the person filing is a:

(a) 	[   ]	Broker or dealer registered under Section 15 of
		the Act.

(b) 	[   ] 	Bank as defined in Section 3(a)(6) of the Act.

(c) 	[   ] 	Insurance company as defined in Section 3(a)(19)
		of the Act.

(d) 	[   ] 	Investment company registered under Section 8 of
		the Investment Company Act of 1940.

(e) 	[   ] 	An investment advisor in accordance with section
		240.13(d)-1(b)(1)(ii)(E);

(f) 	[   ] 	An employee benefit plan or endowment fund in
		accordance with section 240.13d-1(b)(1)(ii)(F);

(g) 	[   ] 	A parent holding company or control person in
		accordance with section 240.13d-1(b)(ii)(G);

(h) 	[   ] 	A savings association as defined in Section 3(b)
		of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) 	[   ] 	A church plan that is excluded from the
		definition of an investment company under Section
		3(c)(14) of the Investment Company Act of 1940;

(j) 	[   ] 	Group, in accordance with section 240.13d-
		1(b)(1)(ii)(J).

Item 4.   Ownership

	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

    R.C. Mills is the direct beneficial owner of 87,393 shares of common stock of the issuer.

(b) Percent of class:

    See Item 11 of page 2 of this Schedule 13G.

(c) Number of shares as to which the person has:

    (i)	  sole power to vote or to direct the vote

          See Item 5 of page 2 of this Schedule 13G.

    (ii)  shared power to vote or to direct the vote

	  See Item 6 of page 2 of this Schedule 13G.

    (iii) sole power to dispose or to direct the disposition of

	  See Item 7 of page 2 of this Schedule 13G.

    (iv)  shared power to dispose or to direct the disposition of

	  See Item 8 of page 2 of this Schedule 13G.

Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the
beneficial owner of more than five percent of the class of
securities, check the following [   ].

Item 6.   Ownership of More than Five Percent on Behalf of
Another Person

	Not Applicable.

Item 7.   Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company

	Not Applicable

Item 8.   Identification and Classification of Member of the
Group

	Not Applicable

Item 9.   Notice of Dissolution of Group

	Not Applicable

Item 10.   Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

			    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:   February 13, 2003		By:  /s/ R.C. Mills
					   ----------------
					Name:	R.C. Mills
					Title:	Director


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